SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 4

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 4 by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
4/14/2025	60,717	23.47	23.32 – 23.55
4/15/2025	41,334	23.34	23.33 – 23.35
4/16/2025	42,489	22.87	22.67 – 22.90
4/17/2025	37,830	22.61	22.54 – 22.64